UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FTD Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30281V108

1.	Names of Reporting Persons Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

Qurate Retail, Inc.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

FTD Companies, Inc.

This Report on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of FTD Companies, Inc., a Delaware corporation (the “Issuer” or “FTD”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation), a Delaware corporation (the “Reporting Person” or “Qurate”), on January 9, 2015, as amended by Amendment No. 1 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on September 5, 2017, and Amendment No. 2 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on March 16, 2018 (together, the “Schedule 13D”) is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 3 to the Schedule 13D.   This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Common Stock previously reported as beneficially owned by the Reporting Person.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.         Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person is Qurate Retail, Inc., a Delaware corporation, whose principal business is owning controlling and non-controlling interests in a broad range of video and online commerce companies, and whose principal office is located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) — (b) The Reporting Person beneficially owns no shares of Common Stock.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person, effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on May 31, 2019.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 30, 2019, a wholly owned subsidiary of the Reporting Person, Liberty Interactive LLC, entered into three separate stock purchase agreements pursuant to which, on May 31, 2019, it sold (i) 3,401,003 shares of Common Stock to Diamond Investment Group, LLC for an aggregate purchase price of $1.00, (ii) 3,401,003 shares of Common Stock to Travertine Creek, Inc. for an aggregate purchase price of $1.00, and (iii) 3,401,004 shares of Common Stock to FTD 50 LLC for an aggregate purchase price of $1.00 (collectively, the “Transactions”). As a result of the Transactions, the Reporting Person ceased to beneficially own any shares of Common Stock.

The Reporting Person sold the shares in order to recognize a tax loss on its investment in the Issuer. The Reporting Person intends to use the tax loss to offset gains on other capital transactions.

As a result of the Transactions, the Reporting Person no longer has the right to designate nominees to serve as members of the Board of Directors of the Issuer (the “FTD Board”) pursuant to the Investor Rights Agreement, dated as of December 31, 2014, between the Reporting Person and the Issuer (the “Investor Rights Agreement”), previously described in the Schedule 13D. The Investor Rights Agreement provides that on a reduction in the Reporting Person’s ownership it will use reasonable best efforts to cause its designees on the FTD Board to resign.  On May 31, 2019, the Issuer requested that the Reporting Person use such efforts to cause Robin S. Hickenlooper and Christopher W. Shean, to resign from the FTD Board, and Ms. Hickenlooper and Mr. Shean did resign from the FTD Board on that date.  The Issuer requested that the Reporting Person refrain from using such efforts to cause Candace H. Duncan and Sue Ann R. Hamilton, to resign from the FTD Board, and Ms. Duncan and Ms. Hamilton continue to serve on the FTD Board.

Item 7. Materials to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

7(d) Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and Diamond Investment Group, LLC.

7(e) Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and Travertine Creek, Inc.

7(f) Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and FTD 50 LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2019	QURATE RETAIL, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

INDEX TO EXHIBITS

7(d)	Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and Diamond Investment Group, LLC.

7(e)	Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and Travertine Creek, Inc.

7(f)	Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and FTD 50 LLC.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

QURATE RETAIL, INC.

The name and present principal occupation of each director and executive officer of Qurate Retail, Inc.  (formerly known as Liberty Interactive Corporation) (“Qurate”) are set forth below. The business address for each person listed below is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Qurate, all executive officers and directors listed are United States citizens, except for Fiona Dias, who is a citizen of both the United States and Kenya, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
Michael A. George	President and Chief Executive Officer of Qurate; Director of Qurate
Gregory B. Maffei	Chairman of the Board and Director of Qurate
Richard N. Barton	Director of Qurate
Fiona Dias	Director of Qurate
M. Ian G. Gilchrist	Director of Qurate
Evan D. Malone	Director of Qurate
John C. Malone	Director of Qurate
David E. Rapley	Director of Qurate
Larry E. Romrell	Director of Qurate
Mark Vadon	Director of Qurate
Andrea L. Wong	Director of Qurate
Richard N. Baer	Chief Legal Officer of Qurate
Mark D. Carleton	Chief Financial Officer of Qurate
Albert E. Rosenthaler	Chief Corporate Development Officer of Qurate